Exhibit 12.1
POSTROCK ENERGY CORPORATION
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2006	2007	2008	2009	January 1 - March 5, 2010	March 6 - December 31, 2010	Three Months Ended March 31, 2011
	($ in thousands)
	Predecessor					Successor

EARNINGS:
Income (loss) before income taxes and minority interests	29,494	(47,058)	(239,652)	(292,320)	21,736	45,221	(3,861)
Interest expense	18,888	32,824	23,509	21,812	3,246	14,416	2,268
Loan cost amortization	2,069	11,220	2,100	7,761	2,094	5,753	421
Interest included in operating lease expense	296	412	688	692	100	524	148
Amortization of capitalized interest	—	39	52	59	—	—	—

Earnings	$50,747	$(2,563)	$(213,303)	$(261,996)	$27,176	$65,914	$(1,024)

FIXED CHARGES:
Interest expense	18,888	32,824	23,509	21,812	3,246	14,416	2,268
Capitalized interest	1,081	385	626	—	—	—	17
Interest included in operating lease expense	296	412	688	692	100	524	148
Loan cost amortization	2,069	11,220	2,100	7,761	2,094	5,753	421

Fixed Charges	$22,334	$44,841	$26,923	$30,265	$5,440	$20,693	$2,854

Preferred dividend requirements	—	—	—	—	—	1,980	1,859

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$22,334	$44,841	$26,923	$30,265	$5,440	$22,673	$4,713

RATIO OF EARNINGS TO FIXED CHARGES	2.3	(0.1)	(7.9)	(8.7)	5.0	3.2	(0.4)

INSUFFICIENT COVERAGE	$—	$47,404	$240,226	$292,261	$—	$—	$3,878

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.3	(0.1)	(7.9)	(8.7)	5.0	2.9	(0.2)

INSUFFICIENT COVERAGE	$—	$47,404	$240,226	$292,261	$—	$—	$5,737